AMENDED AND RESTATED SCHEDULE A

Dated January 28, 2026

to the

INVESTMENT SUBADVISORY AGREEMENT

dated November 6, 2024, between

BROWN ADVISORY LLC

and

VIDENT ASSET MANAGEMENT

The Adviser shall pay to the Subadviser as compensation for the Subadviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Subadviser from time to time in accordance with the following fee schedule:

Fund	Rate

Brown Advisory Flexible Equity ETF	The greater of 0.05% on the first $250 million, 0.04% on the next $250 million, and 0.01% on the next $1 billion in assets, or $30,000 annually, on a per fund basis.

Brown Advisory Sustainable Value ETF	The greater of 0.05% on the first $250 million, 0.04% on the next $250 million, and 0.01% on the next $1 billion in assets, or $30,000 annually, on a per fund basis.

Brown Advisory Sustainable Growth ETF	The greater of 0.05% on the first $250 million, 0.04% on the next $250 million, and 0.01% on the next $1 billion in assets, or $30,000 annually, on a per fund basis.

Brown Advisory International Value Select ETF	The greater of 0.05% on the first $250 million, 0.04% on the next $250 million, and 0.01% on the next $1 billion in assets, or $30,000 annually, on a per fund basis.

Once a fund exceeds $1.5 billion in assets, the total fee for that fund will be subject to an annual escalator defined as the greater of 3% or the prior year’s cumulative percentage increase of the United States Consumer Price Index - All Urban Consumers, U.S. City Average (not Seasonally-Adjusted, as of the Effective Date, identified by Series ID CUUR0000SA0), published by the Bureau of Labor Statistics, United States Department of Labor (or its successor index) (the “CPI”) during the period beginning on the date of the prior increase.

The Subadviser agrees to cap the invoiced amount to the Adviser as follows: $500,000 on all equity funds managed by the Subadviser on an annual basis, and $500,000 on all fixed income funds managed by the Subadviser on an annual (calendar year) basis.

The Adviser shall pay to the Subadviser the amount payable pursuant to any said statement not later than the later of: (i) ten (10) days after the last day of the month during which the services for the payment of which the fee is payable were rendered; or (ii) ten (10) days after receipt by the Adviser of Subadviser’s statement with respect to said month.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

BROWN ADVISORY LLC

By:	/s/ Brett D. Rodgers
Name: Brett D. Rodgers
Title: General Counsel

VIDENT ASSET MANAGEMENT

By:	/s/ Amrita Nandakumar
Name: Amrita Nandakumar
Title: President

ACKNOWLEDGED & ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Michael Beattie
Name: Michael Beattie
Title: President

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